UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                              NEUROGEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.025 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   64124E10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 19, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 64124E10-6
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Warburg Pincus Private Equity VIII, L.P.              I.R.S. #13-4161869
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          8,571,429
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      8,571,429
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,571,429
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 64124E10-6
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus & Co.                                              I.R.S.
        #13-6358475
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          8,571,429
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      8,571,429
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,571,429
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 64124E10-6
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC                                                I.R.S.
        #13-3536050
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          8,571,429
OWNED BY EACH  -----------------------------------------------------------------
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      8,571,429
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,571,429
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members."

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.025 per share, of Neurogen Corporation, a Delaware corporation (the "Company"). Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 35 Northeast Industrial Road, Branford, Connecticut 06405.

Item 2. Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Securities Purchase Agreement, dated as of March 19, 2004, by and among WP VIII, the other purchasers listed on the signature pages thereto and the Company, as amended by Letter Agreements, dated March 26, 2004 and April 16, 2004, between WP VIII, the other purchasers listed on the signature pages thereto and the Company (copies of which are attached hereto as Exhibits 2, 3 and 4, respectively, and are hereinafter collectively referred to as the "Purchase Agreement"), the Investors purchased 8,571,429 shares of the Common Stock in the aggregate principal amount of $60,000,003, with the purchase price paid in cash on April 19, 2004 (the "Closing").

     The total amount of funds required to purchase the shares of Common Stock pursuant to the Purchase Agreement was furnished from the working capital of such Investors. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.

Item 4. Purpose of Transaction.

     The purchases by the Investors of the Securities as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     As discussed in Item 3 above, WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase shares of Common Stock at the Closing. The following summarizes certain provisions of the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement:

     Pursuant to Section 5.4 of the Purchase Agreement, for so long as WP VIII beneficially owns either (a) at least 5% of Common Stock or (b) 100% of the shares of Common Stock acquired by WP VIII pursuant to the Purchase Agreement, WP VIII shall have the right to have one observer attend all meetings of the Board of Directors of the Company (the "Board"). Such observer shall be entitled to receive notice of all meetings of the Board at the same time and in the same manner as the Board, and shall be entitled to receive all Board packages and related materials, to the same extent as members of the Board. Additionally, pursuant to Section 7.6 of the Purchase Agreement, effective as of the Closing, Mr. Stewart Hen and Mr. Jonathan Leff were elected to the Board. Messrs. Leff and Hen are members and managing directors of WP LLC and partners of WP.

     Pursuant to Section 5.5 of the Purchase Agreement, if at any time the Company proposes to issue equity securities (including, without limitation, Common Stock, any warrants, options or other rights to acquire equity securities and debt securities convertible into equity securities), then subject to the several exceptions discussed below, for so long as WP VIII beneficially owns at least 5% of Common Stock, the Company will be required to offer to WP VIII a portion of the equity securities proposed to be issued equal to the percentage of Common Stock owned by WP VIII multiplied by the total number of equity securities proposed to be issued. These subscription rights shall not apply in the event the Company issues: (a) any shares of equity securities in the ordinary course to employees, directors, consultants or advisors to the Company pursuant to any employee benefit plan approved by the Board; (b) any equity securities issued as consideration in connection with an acquisition, merger or consolidation by the Company, provided such acquisition, merger or consolidation has been approved by the Board; or (c) warrants in connection with a lease or similar financing approved by the Board.

     Pursuant to Section 6 of the Purchase Agreement, the Company has agreed to prepare and file with the Securities and Exchange Commission (the "SEC"), within 30 days after the Closing a registration statement on Form S-3 covering the shares of Common Stock acquired by the purchasers pursuant to the Purchase Agreement.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the

Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of April 19, 2004, by reason of their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 8,571,429 shares of Common Stock, representing approximately 25.1% of the outstanding Common Stock, which percentage is based on the 34,178,406 shares of Common Stock outstanding as a result of the Closing of the investment by WP VIII and the other purchasers pursuant to the Purchase Agreement (19,892,646 shares of which were outstanding as of April 5, 2004, as represented by the Company in the Company's Definitive Proxy Statement, filed with the SEC on April 8, 2004, and 14,285,760 shares of which were issued on the Closing).

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 8,571,429 shares of Common Stock it may be deemed to beneficially own as of the Closing. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 8,571,429 shares of Common Stock it may be deemed to beneficially own as of the Closing.

     (c) Other than the acquisition of the shares of Common Stock at the Closing, no transactions in the Common Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(e) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement is described in Item 3, Item 4 and Item 5 above, such summary being incorporated in this Item 6 by reference. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibits 2, 3 and 4.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement.

     2. Securities Purchase Agreement, dated as of March 19, 2004, by and among the Company and the investors listed on the signature pages thereto.

     3. Letter Agreement, dated March 26, 2004, between the Company and the investors listed on the signature pages thereto.

     4. Letter Agreement, dated April 16, 2004, between the Company and the investors listed on the signature pages thereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2004                   WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: April 21, 2004                   WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: April 21, 2004                   WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director

                                   SCHEDULE I
                                   ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------------------------------------------------------------
        NAME                    PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
                                       WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Scott A. Arenare          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Larry Bettino             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stewart J. Hen            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway        Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Julie A. Johnson          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Peter R. Kagan            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Charles R. Kaye           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy           Managing General Partner of WP; Managing Member and
                          Co-President of WP LLC
--------------------------------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Lionel I. Pincus          Partner of WP; Member and Chairman of WP LLC
--------------------------------------------------------------------------------
Stan Raatz                Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John L. Vogelstein        Partner of WP; Member and Vice Chairman of WP LLC
--------------------------------------------------------------------------------
John R. Vrolyk            Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
David J. Wenstrup         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman         Partner of WP; Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------
NL & Co.**
--------------------------------------------------------------------------------

----------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

--------------------------------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
        NAME                           WITH THE REPORTING ENTITIES
--------------------------------------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Larry Bettino              Member and Managing Director of WP LLC, Partner of WP
--------------------------------------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stephen John Coates (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mark Colodny               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Oliver M. Goldstein        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Sung-Jin Hwang (3)         Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Julie A. Johnson           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Rajesh Khanna (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Rajiv B. Lall (4)          Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP
--------------------------------------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
David Li (5)               Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nicholas J. Lowcock (1)    Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
John W. MacIntosh (6)      Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Howard H. Newman           Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Bilge Ogut (7)             Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Lionel I. Pincus           Member and Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pulak Chandan Prasad (4)   Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Joseph C. Schull (6)       Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Chang Q. Sun (5)           Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John L. Vogelstein         Member and Vice Chairman of WP LLC; Partner of WP
--------------------------------------------------------------------------------
John R. Vrolyk             Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
David J. Wenstrup          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Jeremy S. Young (1)        Member and Managing Director of WP LLC
--------------------------------------------------------------------------------
Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP
--------------------------------------------------------------------------------
Pincus & Company LLC*
--------------------------------------------------------------------------------

(1)  Citizen of United Kingdom
(2)  Citizen of Japan
(3)  Citizen of Korea
(4)  Citizen of India
(5)  Citizen of Hong Kong
(6)  Citizen of Canada
(7)  Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1.  Joint Filing Agreement.

Exhibit 2. Securities Purchase Agreement, dated as of March 19, 2004, by and among the Company and the investors listed on the signature pages thereto.

Exhibit 3. Letter Agreement, dated March 26, 2004, between the Company and the investors listed on the signature pages thereto.

Exhibit 4. Letter Agreement, dated April 16, 2004, between the Company and the investors listed on the signature pages thereto.